# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GREENBRIER COMPANIES INC, CIK 0000923120
CUSIP: 393657101
Title of class of securities: Common Stock without par value
Address of issuer's principal executive offices: ONE CENTERPOINTE DR, STE 200, LAKE OSWEGO, Oregon (OR), 97035
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000947263

## Reporting persons
- The Toronto-Dominion Bank: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 1,859,223; shared voting power 0; sole dispositive power 1,859,223; shared dispositive power 0; aggregate amount beneficially owned 1,859,223 (6% of the class)

## Item 1. Issuer
Name of issuer: GREENBRIER COMPANIES INC
Address of issuer's principal executive offices:
ONE CENTERPOINTE DR, STE 200, LAKE OSWEGO, OREGON
97035

## Item 2. Person Filing
Name of person filing: The Toronto-Dominion Bank
Address of principal business office or, if none, residence:
66 Wellington Street West
12th Floor TD Tower
Toronto, Ontario, Canada
M5K 1A2
Citizenship: The Toronto-Dominion Bank - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Bank

## Item 4. Ownership
Amount beneficially owned: 1,859,223
Percent of class: 6
Sole power to vote or to direct the vote: The Toronto-Dominion Bank - 1,859,223
Shared power to vote or to direct the vote: The Toronto-Dominion Bank - 0
Sole power to dispose or to direct the disposition: The Toronto-Dominion Bank - 1,859,223
Shared power to dispose or to direct the disposition: The Toronto-Dominion Bank - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- The Toronto-Dominion Bank: Christina Petrou, Christina Petrou / Executive Vice President & Chief Operating Officer (02/13/2026)